Exhibit 99.1

News

RiT TECHNOLOGIES’ PATCHVIEW CHOSEN
AS AN INTELLIGENT INFRASTRUCTURE SYSTEM
IN THE “OIL CUBE” MUSEUM OF SHANGHAI EXPO 2010 IN CHINA

Tel Aviv, Israel, May 26, 2010 – RiT Technologies (NASDAQ: RITT) today announced that it has supplied its industry-leading IIM solution, PatchView, to the “Oil Cube: Petrol, the Extension of City Dreams” pavilion at the 2010 Shanghai Expo in China. The pavilion was constructed jointly by China National Petroleum Corporation, China Petrochemical Corporation and China National Offshore Oil Corporation. With a long history of cooperation with oil companies in China, RiT was the natural to supply the advanced technology needed to manage the pavilion’s state-of-the-art network infrastructure and environmental systems.

Commenting on the news, Mr. Wang, Project Manager of the “Oil Cube,” said, "We are very satisfied with the PatchView management system, which will enable our IT management to maintain control of the cutting-edge networks and control systems that we have utilized throughout the “Oil Cube”. We believe that there is a huge need for systems of this type throughout China and look forward to continued cooperation with RiT on mutually-beneficial projects."

An initiative of the Chinese government, 2010 Shanghai Expo is a showcase for technological advancements that are transforming urban life, and features 17 different pavilions. Covering an area of more than 4,000 square meters, the "Oil Cube"’s state-of-the-art design includes a light-studded façade which continually changes its appearance, making it one of the Expo’s most exciting attractions.

 “We are proud that these prominent members of the Chinese oil industry are choosing our solution and that they have standardized on it for this significant infrastructure project,” commented Avi Kovarsky, President and CEO of RiT Technologies. “These projects prove the suitability of PatchView for the Chinese market and serve as excellent references for our local marketing activities.”

About RiT Technologies
RiT is a leading provider of intelligent solutions for infrastructure management, asset management, environment and security, and network utilization. RiT Enterprise solutions address datacenters, communication rooms and workspace environments, ensuring maximum utilization, reliability, decreased downtime, physical security, automated deployment, asset tracking, and troubleshooting. RiT Environment and Security solutions enable companies to effectively control their datacenters, communications rooms and remote physical sites and facilities in real-time, comprehensively and accurately. RiT Carrier solutions provide carriers with the full array of network mapping, testing and bandwidth qualification capabilities needed for access network installation and service provisioning. RiT's field-tested solutions are delivering value in thousands of installations for top-tier enterprises and operators throughout the world.

For more information, please visit our website: www.rittech.com

RiT Technologies Ltd
24 Raoul Wallenberg St., Tel Aviv 69719, Israel

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COMPANY CONTACT:
Eran Ayzik
CFO
+972-3-766-4249
erana@rit.co.il

RiT Technologies Ltd
24 Raoul Wallenberg St., Tel Aviv 69719, Israel